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                          EXHIBIT 99.36


                      EMPLOYMENT AGREEMENT
                      --------------------

          AGREEMENT made and entered into by and between Chicago and North Western Transportation Company ("CNW"), Union Pacific
Railroad Company (the "Company") and ___________________ (the
"Employee") dated this ___ day of April, 1995.

                      W I T N E S S E T H :

          WHEREAS, Employee is presently employed by CNW as an executive;

          WHEREAS, CNW, Union Pacific Corporation and UP Rail, Inc. have entered into an Agreement and Plan of Merger dated as of March 16, 1995 (the "Merger Agreement") under which CNW will merge with a subsidiary of Union Pacific Corporation; and

          WHEREAS, the Employer (as defined in Section 1 hereof) is desirous of assuring the continuing employment of Employee as an executive of the Employer after the date of consummation of the merger contemplated in the proposed Merger Agreement (the "Merger Date") and the Employee is desirous of such continuing employment;

          NOW, THEREFORE, in consideration of the mutual promises and agreements contained herein, the parties hereto agree as follows (this Agreement to be binding upon the parties upon its execution, but to become effective immediately upon the later of such execution or the consummation of the "Offer" (as defined in the Merger Agreement)):

          1. Employer. In this Agreement the term "Employer" shall mean CNW from the date hereof through the Merger Date (or through the end of the Term, if the Merger Date shall not occur

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prior thereto) and shall mean the Company or a Company-designated affiliate (including CNW) beginning the day immediately following the Merger Date.
          2. Term. Employer hereby agrees to continue employing Employee and Employee agrees to be so employed for a period commencing as of the date hereof (the "Effective Date") and contin-uing through the third anniversary of the Merger Date (the "Term") or such earlier termination date as hereinafter set forth (the "Employment Period").

          3. Duties. During the Employment Period hereof, and excluding any periods of vacation or sick leave to which the

Employee is entitled or periods of the Employee's physical or mental incapacity, Employee agrees to devote the Employee's full time and best efforts in the discharge of the duties assigned by the Employer. It shall not be a violation of this Agreement for the Employee to serve on corporate, civic or charitable boards or committees, so long as such activities are consistent with the policies of the Employer (as from time to time amended) and do not interfere with the performance of the Employee's duties in accordance with this Agreement.

          4.  Compensation.

               (a) As remuneration for the full-time services to be rendered to the Employer during the Employment Period, Employee shall be paid annually no less than (i) the Employee's annual base salary in effect immediately prior to the date hereof and (ii) the Employee's "Annual Bonus Amount", which shall be equal to the bonus

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paid to the Employee with respect to 1994 (which is agreed to have been 73% of the possible maximum bonus for the Employee for such year). Annual base salary shall be paid in a manner and frequency consistent with the pay practices of the Employer. For calendar year 1995, the Annual Bonus Amount payable to the Employee by the Employer shall be reduced by any bonus paid to the Employee by CNW attributable to performance in 1995 prior to the Merger Date.

               (b) After January 1, 1996, (i) Employee shall have an opportunity to receive such benefits as are provided to other comparable employees of the Employer performing similar services, including, but not limited to, if applicable, group life and health insurance benefits, pension and profit sharing benefits, deferred compensation benefits, vacations and expense reimbursements, and Employee shall be given service credit under each of Employer's benefit plans for all years of service for which Employee had received credit under the comparable plans of Chicago and North Western Railway Company, subject to reduction for any benefits to which such employee is entitled from Chicago and North Western Railway Company under its similar benefit plans (the similar benefit plans with respect to the Pension Plan for Salaried Employ-ees of Union Pacific Corporation and Affiliates being the Chicago and North Western Transportation Company Supplemental Pension Plan and the Chicago and North Western Transportation Company Profit Sharing and Retirement Savings Program).

          5.  Payments on Termination of Employment.

Notwithstanding the provisions of Section 2 hereof, Employee's em-

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ployment hereunder may be terminated during the Employment Period upon the occurrence of any of the events described in clauses (i) through (vi) of this Section 5. If the termination event is de-scribed in clause (i) or (iv), the Employer shall pay to the Em-ployee, within the five days immediately following the date of such termination of employment, a lump sum amount equal to the present value (calculated using a discount rate based on 120% of the appli-cable Federal rate under Section 1274(d) of the Internal Revenue Code of 1986, as amended from time to time) of the aggregate base salary and bonus otherwise payable to the Employee through the end of the Term under this Agreement (such base salary amount to be calculated using the greater of the base salary in effect immediately prior to the date hereof or the base salary in effect immediately prior to such termination event and such bonus amount to be calculated using the deemed annual bonus determined under
Section 4(a) hereof). If the termination event is described in clause (ii), (iii), (v) or (vi), the Employee (or the Employee's estate, in case of clause (ii)) shall forfeit the Employee's right to any and all compensation and benefits the Employee would have been entitled to receive pursuant to this Agreement with respect to any employment period which would otherwise have followed the date of such termination, but, except for rights or benefits under the Employee's Change of Control Employment Agreement dated as of December 20, 1994, Employee shall not forfeit any rights or bene-fits Employee would otherwise receive or retain in the absence of

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this Agreement.  The above-referenced events of termination are as follows:

               (i)  At any time by the Employer, without cause
     (as defined in Section 5(vi) hereof); or

               (ii)  In the event of Employee's death; or

               (iii) By the Employer in the event Employee is unable to perform Employee's services hereunder for a continuous period of six (6) months by reason of Employee's physical or mental illness or incapacity, as determined in good faith by the Employer; or

               (iv) At the option of the Employee following the occurrence of good reason, which, for purposes of this Agree-ment, shall mean a reduction by the Employer of the Employee's annual base salary or bonus;

               (v) By the Employee, without good reason (as defined in Section 5(iv) hereof); or


               (vi) At any time during the Employment Period by the Employer, for cause, which, for purposes of this Agreement, shall mean any theft, conviction of a felony, dishonesty, fraudulent misconduct, grossly inadequate performance, willful malfeasance, willful or intentional negligence or a grossly negligent act, disclosure of trade secrets, gross dereliction of duty, a material breach of this Agreement by the Employee or other grave misconduct on the part of Employee.

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          6.  Confidentiality.  Employee agrees not to disclose in
any manner information about the Employer obtained by Employee while employed by the Employer, other than information generally available to the public. Employee agrees to return immediately to the Employer all written material and other property containing such information, as well as any other property belonging to the Employer.

          7. Noncompetition. Until the earlier of one year following the expiration of the Term or on the first anniversary of the termination of the Employee's active employment hereunder, Employee agrees that the Employee shall not, except as permitted by the Employer upon its prior written consent, engage in, be employed by, or in any way advise or act for, or have any financial interest in any business which is a competitor of the Employer.

          8. Severability. This Agreement is to be governed by and construed according to the laws of the State of Nebraska, without regard to such state's choice of law rules. If any provi-sion of this Agreement shall be held invalid and unenforceable for any reason whatsoever, such provision shall be deemed deleted and the remainder of the Agreement shall remain in effect and be valid and enforceable without such provision.

          9. Amendments. This Agreement supersedes and replaces any other Agreement between the parties relating to employment, including the Change in Control Employment Agreement, signed by CNW and the Employee and dated as of December 20, 1994. Prior to the Merger Date, this Agreement may be modified only by a writing

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signed by the parties hereto.  After the Merger Date, this Agree-
ment may be modified only by a writing signed by the Employee and the Employer (or any successor thereto).

          10.  Continuing Liability.  Unless this Agreement or
Employee's employment hereunder is terminated in accordance with the express provisions hereof, the parties shall have no right to terminate this Agreement or the Employee's employment hereunder.

          11. Waiver and Amendment of Three Agreements. The Em-ployee, if a party thereto, agrees to amend (i) the Second Amended and Restated Stockholders Agreement, dated as of March 30, 1992, as amended, (ii) an agreement, dated as of June 21, 1993 among the parties to such Stockholders Agreement, and (iii) the Registration Rights Agreement, dated July 14, 1989, as amended (collectively, the "Three Agreements"), to provide that they shall terminate upon the "Effective Time" of the proposed merger between UP Rail, Inc. and Chicago and North Western Transportation Company (as "Effective Time" is defined in the Agreement and Plan of Merger by and among Union Pacific Corporation, UP Rail, Inc. and Chicago and North Western Transportation Company dated as of March 16, 1995). Further, the Employee agrees to waive (effective as of the Effec-tive Time) any and all rights under each of the Three Agreements to which the Employee is a party.

          12. The Employer's obligation to make the payments provided for in this Agreement and otherwise to perform its

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obligations hereunder shall not be affected by any circumstances, including, without limitation, set-off, counterclaim, recoupment, defense or other claim, right or action which the Employer may have against the Employee or others. In no event shall the Employee be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the employee under any of the provisions of the Agreement, nor shall the amount of any payment hereunder be reduced by any compensation earned by the Em-ployee as a result of employment by another employer.

          IN WITNESS WHEREOF, both CNW and the Company have caused this Agreement to be executed by one of their duly authorized officers and Employee has executed this Agreement as of the dates specified below.

                              EMPLOYEE:


Date:          , 1995         __________________________

                              CHICAGO AND NORTH WESTERN
                              TRANSPORTATION COMPANY:


Date:          , 1995         By:________________________

                              Title:_____________________



                              UNION PACIFIC RAILROAD COMPANY:


Date:          , 1995         By:_________________________
                                  Barbara Schaefer
                                  Title:  Vice President,
                                            Human Resources

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